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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Fiscal year ended 12/29/2005	Fiscal year ended 12/28/2006	Fiscal year ended 12/27/2007	Fiscal year ended 1/1/2009	Fiscal year ended 12/31/2009	Two fiscal quarters ended 7/1/2010
Pretax Income	$152.3	$173.8	$601.5	$186.4	$157.2	$36.5
Fixed Charges:
Interest Expense, net of capitalized interest	114.4	129.8	130.6	127.7	143.9	69.2
Interest Capitalized	0.7	0.8	1.2	0.7	0.3	—
Amortization of Debt Costs	5.2	5.6	6.1	7.0	8.9	3.9
One-third of Rent Expense	103.5	107.7	112.0	121.1	126.3	63.0
Total Fixed Charges	223.8	243.9	249.9	256.5	279.4	136.1
Earnings	376.1	417.7	851.4	442.9	436.6	172.6
Ratio of Earnings to Fixed Charges	1.7x	1.7x	3.4x	1.7x	1.6x	1.3x
Rent Expense	$310.5	$323.2	$335.9	$363.3	$378.8	$189.0

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)